SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-T/A-2

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


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                                           First City Liquidating Trust
                                             (Name of Subject Company)
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                                             New Coronado Corporation
                                        (Name of Filing Persons (Offeror))
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                                            Class C Beneficial Interest
                                          (Title of Class of Securities)
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                                                    33762E 20 7
                      (CUSIP Number of Class of Securities)
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                                                   Russell Molina
                                                  New Coronado Corporation
                                                   4900 Woodway Suite 650
                                                     Houston, TX 77056
                                                        877-966-3268

                (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

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                                                          Copy to:

                                                  Steven W. Schuster, Esq.
                                                  McLaughlin & Stern, LLP
                                                     260 Madison Avenue
                                                     New York, NY 10023
                                                       (212) 448-1100
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                                             CALCULATION OF FILING FEE

Transaction Valuation                                      Amount of Filing Fee
$555,183.000                                                  $111.04*

* Previously paid.

[ ] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   __________                     Filing Party:__________

Form or Registration No.: __________                     Date Filed: ___________

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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     This Amendment No. 2 amends and  supplements  the Tender Offer Statement on
Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on May 18, 2001 as amended by Amendment No. 1 filed with the Commission on June 28, 2001 (the "Schedule TO"), relating to the offer by New Coronado Corporation (the "Purchaser")to purchase fifty one (51) percent of the issued and outstanding Class C Beneficial Interest Certificates ("Certificates") of First City Liquidating Trust, (the "Trust"), at a purchase price of $1.50 per Certificate, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal dated May 18, 2001 (the "Letter of Transmittal"),(which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Certificates are not entitled to dividends. The Certificates are last in line to the liquidated assets of the Trust and retain no voting rights. The Trust has no voting securities issued and outstanding.

                                                    Schedule TO

       All information in the Offer documents are incorporated herein by this reference in response to all of the items set forth in this Schedule TO.


       The Schedule TO is hereby supplemented and/or amended as provided below.

ITEM 8.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

            Item 8 of the Schedule TO is amended by adding the following:

     At 5:00 P.M., Houston time, on August 10, 2001 the extended tender offer expired. Based on a preliminary count, approximately 63,896 Shares were tendered and not withdrawn. On August 11, 2001, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment.


                                                    SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2001

                                       New Coronado Corporation
                                       a Panama Corporation

                                       By:    /s/Russell Molina
                                       Name:  Russell Molina_________
                                       Title:  Attorney-in-Fact______